Exhibit 99.2

Team,

I am delighted to announce that Konstantin Fiedler will be joining Medical Diagnostics as Clarient Integration Leader, effective immediately. This is a critical role as we prepare to bring Clarient into our business, combining their leadership in in vitro diagnostics with our leadership in in vivo imaging, to help improve cancer diagnosis and treatment. Konstantin will be based at The Grove Centre, and at Clarient’s offices in Aliso Viejo.

Konstantin has been General Manager, Cell Technologies for GE Healthcare Life Sciences since 2008 where he developed a growth strategy around cell-based tools for drug discovery as well as cell therapy. Prior to this, he was General Manager, Protein Sciences for GE Life Sciences, and Head of Product Licensing & Acquisition where he led a number of growth initiatives for GE Life Sciences including the acquisition of Biacore in 2006.

Konstantin worked for Medical Diagnostics (then Amersham Health) from 2000-2004, as VP, Portfolio & Business Strategy. Before joining Amersham, he worked for SmithKline Beecham in the UK and as a consultant with SDG, advising pharmaceutical companies on R&D investment strategies.

Konstantin received his Masters in Science from the University of Graz, Austria, in 1990 and his PhD in Physics from the University of Konstanz, Germany, in 1994. Subsequently he spent two years as a visiting scholar at Stanford University, USA.

Please join me in welcoming Konstantin back to Medical Diagnostics and wishing him all the best in his new position.

Warm regards,

Important Additional Information

The tender offer described in this message has not yet commenced, and this message is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, General Electric Company will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel—Business Development”. Potential investors and Clarient stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.